May 23, 2013

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	National Bankshares, Inc. SEC Comment Letter Dated May 9, 2013 (the “Comment Letter”)

Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 8, 2013 Form 10-K/A for Fiscal Year Ended December 31, 2012 Filed March 26, 2013 (File No. 0-15204)

Dear Mr. Nolan:

We write in response to the letter dated May 9, 2013 of United States Securities and Exchange Commission (the “Commission”) relating to the above referenced 10-K filings.  We have reviewed your letter and the following are our responses, along with the original text of your comments. Except as otherwise noted, all attachments to our responses correspond with the comment number.

Form 10-K/A for the Fiscal Year Ended December 31, 2012

Item I. Business, page 4.

1.
Please revise future filings to provide an expanded discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARM’s, and/or sub-prime loans, including how you define that term.

Company’s response:

The Company acknowledges your comment and confirms that in future filings the Company will provide an expanded discussion in Item I, Business, of underwriting policies and procedures for the major loan products in each lending category. By way of example, the Company’s proposed disclosure as if it had been made in its 2012 year end filings is included in Attachment #1.  Further disclosures may be included in future filings to more fully describe additional lending requirements. This proposed disclosure will be subject to change as future filings are internally reviewed by the Company’s management and Board of Directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Impaired Loans, page 15

2.
We note in your impaired loan policy that you base collateral-method fair valuation upon the “as-is” value of independent appraisals or evaluations.  Please tell how an evaluation differs from an appraisal, how it is compiled and whether or not it is also independent.

Company’s response:

The Company acknowledges your comment and provides the following response to your question:

Valuations for impaired loans with outstanding principal balances of $250,000 or more are based on a current appraisal.  Appraisals are also used to value impaired loans with principal balances of $100,000 or greater and secured by one piece of collateral.  Collateral-method impaired loans with principal balances below $100,000, or if secured by multiple pieces of collateral, below $250,000, are valued using an internal evaluation.

Appraisals and internal evaluations provide an estimate of market value.  Appraisals must conform to the Uniform Standards of Professional Appraisal Practice (“USPAP”) and are prepared by an independent third-party appraiser, certified and licensed, and approved by the Bank.  Appraisals incorporate market analysis, comparable sales analysis, cash flow analysis and market data pertinent to the property to determine market value.  Appraisals are ordered and reviewed by employees independent of the lending transaction.

Internal evaluations are prepared and reviewed by employees who are independent of the loan origination, operation, management and collection functions.  Evaluations provide a property’s market value based on the property’s actual physical condition and characteristics, and the economic market conditions that affect the property’s market value.  Evaluations incorporate multiple sources of data to arrive at a property’s market value, including physical inspection, tax values, independent third-party automated tools, comparable sales analysis, and local market information.

Included in Attachment #2 is the Company’s proposed disclosure of impaired loans incorporating the language above that will be part of the appropriate future filings. This proposed disclosure will be subject to change as future filings are internally reviewed by the Company’s management and Board of Directors.

Collectively-evaluated loans, page 15

3.
You disclose that loans are collectively evaluated for impairment determined in part by applying historical net charge-off rates. Please revise future filings to specify, by portfolio segment, how many years of historical losses (i.e., charge-offs) you use to measure impairment. Also, identify any changes to look-back periods that were implemented during the periods presented, discuss the reasons for any changes and quantify the impact on your allowance for loan losses.

Company’s response:

The Company acknowledges your comment and confirms that in future filings the Company will specify, by portfolio segment, the years of historical losses used to measure impairment and any changes to look-back periods, the reasons for any changes and the impact of those changes on the Company’s allowance for loan losses.  The Company’s proposed disclosure is included in Attachment #3. This proposed disclosure will be subject to change as future filings are internally reviewed by the Company’s management and Board of Directors.

Loans, page 25

4.
We note your response to Comment 3 in your letter dated April 1, 2013 regarding the restatement of you 12/31/2013 Form 10-K. Based on your response the loans that were reclassified as non-accrual are loans in which the customers were granted advances or loans to pay interest for the purpose of keeping the outstanding loans current. Please tell us your policy regarding loans made to customers for purposes of covering past due interest payments on existing outstanding debt with you, including how you determine their accrual status.  Please also tell us if you have any other lending relationships in which you have extended advances or loans to customers to pay for interest on existing loans and if so please tell us how many loans meet that criteria, their payment status at the time the advance was granted, and the aggregate outstanding balance as of December 31, 2012 and March 31, 2013, respectively.

Company’s response:

The Company acknowledges your comment and provides the following response to your question:

The Company has rigorous processes in place for the timely recognition of nonaccrual loans. The Company’s policy is to place loans on nonaccrual status when a borrower’s financial condition deteriorates to a level where there is doubt regarding collectability of all principal and interest.  Furthermore, it is the Company’s policy never to advance new monies in the form of advances or loans to pay interest for the purpose of keeping the outstanding loans current, or to cure delinquency status to mask past due and potential nonaccrual loan balances.  Other than the banking relationships cited in our letter dated April 1, 2013, there are no lending relationships where advancement of new monies has been made to keep outstanding loans current, or to cure delinquency status of loans.

The Bank will from time to time, in the course of normal lending, allow capitalization of interest on construction and development loans.  Currently, there is only one loan meeting this criteria having a balance and credit limit at December 31, 2012 equal to $151,734 and $400,000, respectively; and a balance and credit limit at March 31, 2013 equal to $152,533 and $400,000, respectively. The loan has maintained current payment status since inception, including at the time of advances. The borrower has also made payments and curtailments not funded by advances.

The Bank’s policy allows capitalization of interest for construction and development loans based upon the borrower’s ability to discharge the indebtedness in the normal course of business.  (Capitalized interest is generally defined as uncollected interest which is added to unpaid principal in accordance with a contractual loan agreement).  In order to capitalize interest, a loan’s initial terms must provide for interest capitalization due to planned temporary lack of borrower cash flow, the loan must be well secured by collateral sufficient to discharge the debt or by the guaranty of a financially responsible party, repayment is based upon a reasonably expected near-term event, the borrower can obtain funds from other sources at similar rates and terms, and there is little or no doubt as to the ultimate collection of all principal and interest.

D. Troubled Debt Restructurings (TDR Loans), page 28)

5.
We note your disclosure on page 28 that states you have restructured loans that are not designated as troubled debt restructurings. To the extent it is material, please tell us and revise future filings to discuss the following:

•	The total amount of restructuring not designated as TDR’s;
•	What concessions were made and what circumstances lead to the restructuring;
•	How you determined the restructurings did not meet criteria of a TDR. Please refer to the guidance in ASC 310-40; and,
•	If you have restructured any loans subsequent to classifying them as a troubled debt restructuring.

Company’s response:

The Company acknowledges your comment and provides the following response to your question:

In response to the first three bullet points above, at this time, system capabilities do not provide aggregate tracking of modifications made to loans.  The Company has controls over designation of troubled debt restructurings, and implemented in 2013 additional controls to allow reporting capabilities for modifications and increased review functions.

Effective during the period of the filing under this review, the Company’s Credit Review department received weekly a manually-compiled list of modifications to real estate loans.  The Credit Review department also reviewed Loan Committee minutes and payment extension reports for modifications to both real estate-collateralized and other loans. The Credit Review department then researched each modification, the current status and historical performance of the loan modified and documentation supporting the modification to determine whether the modification met TDR criteria.  Modifications noted during the normal course of loan review procedures were also researched.  If the modification review indicated that the borrower was in financial difficulty or dependent on the modification to avoid financial difficulty, and the modification was determined to be a concession, the loan was designated TDR.  Modifications made for competitive reasons, that strengthened collateral protection or debt service capability, or provided an insignificant delay in payments, and were granted to borrowers who were not experiencing financial difficulty or dependent on the modification to avoid financial difficulty, were not designated TDR.

Procedures implemented during 2013 require employees with loan maintenance capabilities to notify the Credit Review and Special Assets departments of all modifications to loan terms.  Each modification is logged and researched, and the TDR determination is documented.  Beginning in 2013 each modification, regardless of TDR determination, is coded on the Company’s core system to aid in tracking and reporting.

In response to the fourth bullet point, during the year ended December 31, 2012, the Company modified one consumer real estate relationship subsequent to designating the loans as troubled debt restructures.  The loans totaled $308,000 prior to the modification and $199,000 after the modification.

The Company confirms that in future filings it will discuss, using the framework of the disclosure above, how it determines and restructures loan relationships as TDRs.

Summary of Loan Loss Experience, page 30

6.
Please tell us and revise future filings to fully explain how you analyze how changes in the credit quality of your loan portfolio are considered when you determine the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end. For example, provide an analysis of each component of your allowance for loan losses (general, specific, unallocated, etc.) detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio.

Company’s response:

The Company acknowledges your comment and provides the following response to your question based on its 2012 year end filings:

    Management evaluates the quality of the loan portfolio by examining past due and nonaccrual ratios for each class.  Overall, the ratio of loans past due 30-89 days to total loans decreased slightly when levels at December 31, 2012 are compared to levels at December 31, 2011, while the ratio of accruing loans 90 days past due to total loans remained essentially static, and the percentage of nonaccrual loans increased.  Historical losses are also computed on the class level. On a total portfolio basis, the charge-off rate for the twelve months ended December 31, 2012 increased six basis points to 0.49%, from 0.43% for the twelve months ended December 31, 2011. Class balances as a percentage of total loans are evaluated to determine growth areas.  Classes that increased were 1-4 family residential construction loans, multifamily residential real estate and public sector and IDA.  High risk loans, defined by the Company to be junior lien mortgages, interest only loans and loans with high loan-to-value ratios, were examined.  The percentage of high-risk loans as a percentage of total loans decreased slightly from December 31, 2011.

Economic factors were analyzed to determine their impact on the credit risk of the loan portfolio. From December 31, 2011 to December 31, 2012, positive signs were decreases in local average unemployment and bankruptcy rates and the inventory of existing homes on the market, while local residential and commercial vacancy rates were found to have increased, as well as the inventory of new homes on the market. Management’s analysis of the loan portfolio and pertinent economic conditions resulted in a determination of the allowance for loan losses for collectively-evaluated loans of $7,746,000, with an unallocated reserve of $49,000 as of December 31, 2012. The collectively-evaluated reserve at December 31, 2011 was $6,824,000, while the unallocated reserve was $121,000.  Individually-evaluated impaired loans are valued using the appraised value of the underlying collateral or the present value of cash flows for each loan.  Valuation procedures for impaired loans resulted in a required reserve for impaired loans of $554,000 at December 31, 2012, and $1,123,000 at December 31, 2011. The total required reserves of $8,349,000 as of December 31, 2012 and $8,068,000 as of December 31, 2011 indicated provision charges for loan losses of $3,134,000 for the twelve months ended December 31, 2012 and $2,949,000 for the twelve months ended December 31, 2011.

The Company confirms that in future filings it will explain, using the framework of the disclosure above, how it analyzes changes in credit quality in its loan portfolio when the Company determines the amount of its provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end. By way of example, the Company’s proposed disclosure as if it had been made in its 2012 year end filings is included in Attachment #6. This proposed disclosure will be subject to change as future filings are internally reviewed by the Company’s management and Board of Directors.

Liquidity, page 35

7.	Please revise future filings to include tabular disclosure of contractual obligations in accordance with Item 303(A)(5) of Regulation S-K.

Company’s response:

The Company acknowledges your comment and confirms that in future filings, beginning with its 2013 Form 10-K, it will include a contractual obligations table, in accordance with Item 303(A)(5) of Regulation S-K.

Notes to Consolidated Financial Statements

Loans, page 43

8.
Please tell us and revise future filings to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan and a nonaccrual loan classified as a troubled debt restructuring to accrual status.  Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

Company’s response:

The Company acknowledges your comment and provides the following response to your question:

The Company reviews nonaccrual loans on an individual loan basis to determine whether future payments are reasonably assured.  In order for this criteria to be satisfied, the Company’s evaluation must determine that the underlying cause of the original delinquency or weakness that indicated nonaccrual status has been resolved, such as receipt of new guarantees, increased cash flows that cover the debt service or other resolution.

A restructured loan for which impairment measurement does not indicate a loss and that maintains current status for at least six months may be returned to accrual status.

The Company confirms that in future filings it will explain, using the framework of the disclosure above, how it determines that future payments are reasonably assured in order to return a nonaccrual loan and a nonaccrual loan classified as a troubled debt restructuring to accrual status and the number of payments necessary for returning a loan to accrual status. By way of example, the Company’s proposed disclosure as if it had been made in its 2012 year end filings is included in Attachment #8. This proposed disclosure will be subject to change as future filings are internally reviewed by the Company’s management and Board of Directors.

9.	Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B(a)(2) for guidance.

Company’s response:

The Company acknowledges your comment and confirms that in future filings the Company will provide the following response describing the risk characteristics of each loan portfolio segment:

The Company’s loans are grouped into six segments: real estate construction, consumer real estate, commercial real estate, commercial non real estate, public sector and IDA, and consumer non real estate.  Each segment is subject to certain risks that influence the establishment of pricing, loan structures, approval requirements, reserves, and ongoing credit management.

Real estate construction loans are subject to general risks from changing commercial building and housing market trends and economic conditions that may impact demand for completed properties and the costs of completion.  Completed properties that do not sell or become leased within originally expected timeframes may impact the borrower’s ability to service the debt.  Risks specific to the borrower are also evaluated, including previous repayment history, debt service ability, and current and projected loan-to value ratios for the collateral.

The credit quality of consumer real estate is subject to risks associated with the borrower’s repayment ability and collateral value, measured generally by analyzing local unemployment and bankruptcy trends, and local housing market trends. Risks specific to a borrower are determined by previous repayment history, loan-to-value ratios and debt-to-income ratios.

The commercial real estate segment includes loans secured by multifamily residential real estate, commercial real estate occupied by the owner/borrower, and commercial real estate leased to non-owners. Loans in the commercial real estate segment are impacted by economic risks from changing commercial real estate markets, rental markets for multi-family housing and commercial buildings and local unemployment trends that would impact the businesses housed by the commercial real estate.

Commercial non real estate loans are secured by collateral other than real estate, or are unsecured.  Credit risk for commercial non real estate loans is subject to economic conditions, generally monitored by local business bankruptcy trends, and borrower repayment ability and collateral value (if secured).

Public sector and IDA loans are extended to municipalities and related entities. Credit risk is based upon the entity’s ability to repay through either a direct obligation or assignment of specific revenues from an enterprise or other economic activity.

Consumer non real estate includes credit cards, automobile and other consumer loans.  Credit cards and certain other consumer loans are unsecured, while collateral is obtained for automobile loans and other consumer loans. Credit risk stems primarily from the borrower’s ability to repay.  If the loan is secured, the company analyzes loan-to value ratios.  All consumer non real estate loans are analyzed for debt-to-income ratios and previous credit history, as well as for risks for the portfolio, including local unemployment and personal bankruptcy rates.

Risks from delinquency trends and characteristics such as second-lien position and interest-only status, as well as historical charge-off rates, are analyzed for all segments.

The Company’s proposed full disclosure incorporating the language above that will be included in the appropriate future filings is included in Attachment #8. This proposed disclosure will be subject to change as future filings are internally reviewed by the Company’s management and Board of Directors.

We appreciate you bringing these matters to our attention. Please provide any additional comments concerning this response.  In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This response letter has been filed on EDGAR under the form type CORRESP.

We trust that the above responses will be acceptable to the Commission. Please do not hesitate to call me at (540) 552-2011 or email me at dskeens@nbbank.com with any questions regarding this letter. Thank you for your time and attention.

Sincerely,

/s/ David K. Skeens

David K. Skeens
Treasurer and Chief Financial Officer, National Bankshares, Inc.

cc:           James G. Rakes, Chairman, President and CEO
Bryce J. Hunter, SVP, Secretary and General Counsel
Douglas W. Densmore, Esq., LeClair Ryan
Jeff Everly, Yount, Hyde & Barbour

ATTACHMENT #1

The National Bank of Blacksburg, which does business as National Bank, was originally chartered in 1891 as the Bank of Blacksburg. Its state charter was converted to a national charter in 1922 and it became the National Bank of Blacksburg. In 2004, NBB purchased Community National Bank of Pulaski, Virginia. In May, 2006, Bank of Tazewell County, a Virginia bank which since 1996 had also been a wholly-owned subsidiary of NBI, was merged with and into NBB.

NBB is community-oriented and offers a full range of retail and commercial banking services to individuals, businesses, non-profits and local governments from its headquarters in Blacksburg, Virginia and its twenty-four branch offices throughout southwest Virginia. NBB has telephone and internet banking and it operates twenty-three automated teller machines in its service area.

The Bank focuses lending on small and mid-sized businesses and individuals. Loan types include commercial and agricultural, commercial real estate, construction for commercial and residential properties, residential real estate, home equity and various consumer loan products. Each loan category requires underwriting and documentation suited to unique characteristics and inherent risks.

The Bank’s loan policy is updated and approved by the Board of Directors annually, and disseminated throughout the Bank to ensure consistent lending practices. The policy communicates the Company’s risk tolerance by prescribing underwriting guidelines and procedures, including approval limits and hierarchy, documentation standards, requirements for collateral and loan-to-value limits, debt coverage and overall credit-worthiness, and guarantor support.

Of primary consideration is the repayment ability of the borrowers and (if secured) the collateral value in relation to the principal balance.  Collateral value lowers risk and may be used as a secondary source of repayment. The credit decision must be supported by documentation appropriate to the type of loan, including current financial information, income verification or cash flow analysis, tax returns, credit reports, collateral information, guarantor verification, title reports, appraisals (where appropriate), and other documents.  A discussion of underwriting policies and procedures specific to the major loan products follows.

Commercial

Commercial and agricultural loans primarily finance equipment acquisition, expansion, working capital, and other general business purposes.  Because these loans have a higher degree of risk, the Bank generally obtains collateral such as inventories, accounts receivables or equipment, and personal guarantees from the borrowing entity’s principal owners.  The Bank’s policy limits lending to 60% of the appraised value for inventory and equipment and up to 70% for accounts receivables less than 90 days old.  Credit decisions are based upon an assessment of the financial capacity of the applicant, including the primary borrower’s ability to repay within proposed terms, a risk assessment, financial strength of guarantors and adequacy of collateral. Credit agency reports of individual owners’ credit history supplement the analysis.

Commercial Real Estate

Commercial mortgages and construction loans are offered to investors, developers and builders, primarily within the Bank’s market area in southwest Virginia.  These loans are secured by first mortgages on real estate.  The loan amount is generally limited to 80% of the collateral value, and is individually determined based on the property type, quality, location and sponsorship.  Commercial properties include retail centers, apartments, and industrial properties.

Underwriting decisions are based upon an analysis of the economic viability of the collateral and creditworthiness of the borrower.  The Bank obtains appraisals from qualified certified independent appraisers to establish the value of collateral properties. The property’s projected net cash flows compared to the debt service requirement (the “debt service coverage ratio” or “DSC” ratio) is required to be 110% or greater, and is computed after deduction for a vacancy factor and property expenses, as appropriate. Borrower cash flow may be supplemented by a personal guarantee from the principal(s) of the borrower, and guarantees from other parties.  The Bank requires title insurance, fire, and extended coverage casualty insurance, and flood insurance, if appropriate, in order to protect the security interest in the underlying property. In addition, the Bank may employ stress testing techniques on higher balance loans to determine repayment ability in a changing rate environment before granting loan approval.

Construction loans are underwritten against projected cash flows from rental income, business and/or personal income from an owner-occupant or the sale of the property to an end-user. Associated risks may be mitigated by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements.

Consumer Real Estate

The Bank offers a variety of first mortgage and junior lien loans secured by 1-4 family residences to individuals within our markets.  Credit decisions are primarily based on loan-to-value (“LTV”) ratios, debt-to-income (“DTI”) ratios, liquidity, net worth, and DSC ratios.  Income and financial information is obtained from personal tax returns, personal financial statements and employment documentation.  A maximum LTV ratio of 80% is generally required, although higher levels are permitted with mortgage insurance.  The debt-to-income ratio is limited to 40% of gross income.

Consumer real estate mortgages may have fixed interest rates for the entire term of the loan or variable interest rates subject to change yearly after the first, third, or fifth year.  Variable rates are based on the weekly average yield of United States Treasury Securities and are underwritten at fully-indexed rates.  We do not offer consumer real estate interest-only loans, sub-prime loans, or any variation on subprime lending including hybrid loans and payment option ARMs, or any product with negative amortization.  Sub-prime loans involve extending credit to borrowers who exhibit characteristics indicating a significantly higher risk of default than traditional bank lending customers.  Hybrid loans are loans that start out as a fixed rate mortgage but after a set number of years automatically adjust to an adjustable rate mortgage.  Payment option ARMs usually have adjustable rates, for which borrowers choose their monthly payment of either a full payment, interest only, or a minimum payment which may be lower than the payment required to reduce the balance of the loan in accordance with the originally underwritten amortization.

Home equity loans are secured primarily by second mortgages on residential property. The underwriting policy for home equity loans generally permits aggregate (the total of all liens secured by the collateral property) borrowing availability up to 80% of the appraised value of the collateral. We offer variable rate home equity loans, with variable rate loans underwritten at fully-indexed rates. Decisions are primarily based on LTV ratios, DTI ratios, liquidity, and credit scores. We do not offer home equity loan products with reduced documentation.

Automobile loans include loans secured by new or used automobiles. Automobile loans are originated either on a direct basis or on an indirect basis through selected dealerships. We require borrowers to maintain collision insurance on automobiles securing consumer loans. Our procedures for underwriting automobile loans include an assessment of an applicant’s overall financial capacity, including credit history and the ability to meet existing obligations and payments on the proposed loan. Although an applicant’s creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount.

Other Products and Services

Deposit products offered by the Bank include interest-bearing and non-interest bearing demand deposit accounts, money market deposit accounts, savings accounts, certificates of deposit and individual retirement accounts. Deposit accounts are offered to both individuals and commercial businesses.  Merchant credit card services and business and consumer debit and credit cards are available. NBB offers other miscellaneous services normally provided by commercial banks, such as letters of credit, night depository, safe deposit boxes, travelers checks, utility payment services and automatic funds transfer. NBB conducts a general trust business that has wealth management, and trust and estate services for individual and business customers.

At December 31, 2012, NBB had total assets of $1,101,345 and total deposits of $946,939. NBB’s net income for 2012 was $18,025, which produced a return on average assets of 1.67% and a return on average equity of 12.42%. Refer to Note 13 of the Notes to Consolidated Financial Statements for NBB’s risk-based capital ratios.

ATTACHMENT #2

Impaired loans

Impaired loans are identified through the Company’s credit risk rating process.  Estimated loss for an impaired loan is the amount of recorded investment that exceeds the loan’s fair value. Fair value of an impaired loan is measured by one of three methods: the fair value of collateral (“collateral method”), the present value of future cash flows (“cash flow method”), or observable market price. The Company applies the collateral method to collateral-dependent loans, loans for which foreclosure is eminent and to loans for which the fair value of collateral is a more reliable estimate of fair value. The cash flow method is applied to loans that are not collateral dependent and for which cash flows may be estimated.

The Company bases collateral-method fair valuation upon the “as-is” value of independent appraisals or evaluations. Valuations for impaired loans with outstanding principal balances of $250 or more are based on a current appraisal.  Appraisals are also used to value impaired loans with principal balances of $100 or greater and secured by one piece of collateral.  Collateral-method impaired loans with principal balances below $100, or if secured by multiple pieces of collateral, below $250, are valued using an internal evaluation.

Appraisals and internal evaluations provide an estimate of market value.  Appraisals must conform to the Uniform Standards of Professional Appraisal Practice (“USPAP”) and are prepared by an independent third-party appraiser, certified and licensed, and approved by the Bank.  Appraisals incorporate market analysis, comparable sales analysis, cash flow analysis and market data pertinent to the property to determine market value.  Appraisals are ordered and reviewed by employees independent of the lending transaction.

Internal evaluations are prepared and reviewed by employees who are independent of the loan origination, operation, management and collection functions.  Evaluations provide a property’s market value based on the property’s actual physical condition and characteristics, and the economic market conditions that affect the property’s market value.  Evaluations incorporate multiple sources of data to arrive at a property’s market value, including physical inspection, tax values, independent third-party automated tools, comparable sales analysis, and local market information.

Updated appraisals or evaluations are ordered when the loan becomes impaired if the appraisal or evaluation on file is more than twelve months old. Appraisals and evaluations are reviewed for propriety and reasonableness and may be discounted if the Company determines that the value exceeds reasonable levels. If an updated appraisal or evaluation has been ordered but has not been received by a reporting date, the fair value may be based on the most recent available appraisal or evaluation, discounted for age.

The appraisal or evaluation value for a collateral-dependent loan for which recovery is expected solely from the sale of collateral is reduced by estimated selling costs. Estimated losses on collateral-dependent loans, as well as any other impairment loss considered uncollectible, are charged against the allowance for loan losses. For loans that are not collateral dependent, the impairment loss is accrued in the allowance. Impaired loans with partial charge-offs are maintained as impaired until the remaining balance is satisfied. Smaller homogeneous impaired loans that are not troubled debt restructurings or part of a larger impaired relationship are collectively evaluated.

Troubled debt restructurings are impaired loans and are measured for impairment under the same valuation methods as other impaired loans. Troubled debt restructurings are maintained in nonaccrual status until the loan has demonstrated reasonable assurance of repayment. Troubled debt restructurings with impairment losses remain in nonaccrual status.

ATTACHMENT #3

Collectively-evaluated loans

Non-impaired loans and smaller homogeneous impaired loans that are not troubled debt restructurings and not part of a larger impaired relationship are grouped by portfolio segments that are made up of smaller loan classes. Loans within a segment or class have similar risk characteristics. Probable loss is determined by applying historical net charge-off rates as well as additional percentages for trends and current levels of quantitative and qualitative factors. Loss rates are calculated for and applied to individual classes and encompass losses for the current year and the previous year.  For the measurement as of December 31, 2012, the loss rate applied to each class was calculated as the average of loss rates in 2012 and 2011.  For the December 31, 2011 measurement, the loss rate applied to each class was calculated as the average of loss rates in 2011 and 2010.  For the measurement as of December 31, 2010, the loss rate applied to each class was calculated as the average of loss rates in 2010, 2009 and 2008.

The period of time over which loss rates are averaged, or “look-back period”, was shortened from 3 years in 2010 to 2 years in both 2011 and 2012. The look-back period was shortened to better reflect the Company’s current asset quality environment.  Using a two-year look back period resulted in an allocation due to historical loss rates of $2,475 in 2012 and $2,529 in 2011.  Using a 3-year look-back period would have resulted in lower allocations in both years, of $2,426 in 2012 and $1,965 in 2011. The look-back period is the same for all classes and segments. Qualitative factors represented by delinquency rates, loan quality and concentrations are evaluated on a class level, with allocations based on the evaluation of trends and levels. Economic factors such as unemployment rates, bankruptcy rates and others are evaluated, with standard allocations applied consistently to relevant classes.

ATTACHMENT #6

Summary of Loan Loss Experience ($ in thousands)

A.      Analysis of the Allowance for Loan Losses

The following tabulation shows average loan balances at the end of each period; changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off by loan category; and additions to the allowance which have been charged to operating expense:

	December 31,
	2012	2011	2010	2009	2008
Average net loans outstanding	$588,170	$588,439	$586,133	$579,581	$538,868
Balance at beginning of year	8,068	7,664	6,926	5,858	5,219
Charge-offs:
Real estate construction	640	444	---	---	---
Consumer real estate	370	584	475	181	35
Commercial real estate	1,589	320	1,050	---	82
Commercial non real estate	109	990	919	83	64
Public Sector and IDA	---	---	---	---	---
Consumer non real estate	245	290	366	383	430
Total loans charged off	2,953	2,628	2,810	647	611
Recoveries:
Real estate construction	13	---	---	---	---
Consumer real estate	8	16	10	16	2
Commercial real estate	---	---	61	---	28
Commercial non real estate	2	---	1	3	9
Public Sector and IDA	---	---	---	---	---
Consumer non real estate	77	67	67	62	92
Total recoveries	100	83	139	81	131
Net loans charged off	2,853	2,545	2,671	566	480
Additions charged to operations	3,134	2,949	3,409	1,634	1,119
Balance at end of year	$8,349	$8,068	$7,664	$6,926	$5,858
Net charge-offs to average net loans outstanding	0.49%	0.43%	0.46%	0.10%	0.09%

The Company charges off commercial real estate loans at the time that a loss is confirmed. When delinquency status or other information indicates that the borrower will not repay the loan, the Company considers collateral value based upon a current appraisal or internal evaluation. Any loan amount in excess of collateral value is charged off and the collateral is taken into other real estate owned.

Factors influencing management’s judgment in determining the amount of the loan loss provision charged to operating expense include: the quality of the loan portfolio as determined by management, the historical loan loss experience, diversification as to type of loans in the portfolio, the amount of secured as compared with unsecured loans and the value of underlying collateral, banking industry standards and averages, and economic conditions. Management evaluates the quality of the loan portfolio by examining past due and nonaccrual ratios for each class.  Overall, the ratio of loans past due 30-89 days to total loans decreased slightly when levels at December 31, 2012 are compared to levels at December 31, 2011, while the ratio of accruing loans 90 days past due to total loans remained essentially static, and the percentage of nonaccrual loans increased.  Historical losses are also computed on the class level.  On a total portfolio basis, the charge-off rate for the twelve months ended December 31, 2012 increased six basis points to 0.49%, from 0.43% for the twelve months ended December 31, 2011. Class balances as a percentage of total loans are evaluated to determine growth areas.  Classes that increased were 1-4 family residential construction loans, multifamily residential real estate and public sector and IDA.  High risk loans, defined by the Company to be junior lien mortgages, interest only loans and loans with high loan-to-value ratios, were examined.  The percentage of high-risk loans as a percentage of total loans was found to have decreased slightly from December 31, 2011.

Economic factors were analyzed to determine their impact on the credit risk of the loan portfolio.  From December 31, 2011 to December 31, 2012, positive signs were decreases in local average unemployment and bankruptcy rates and the inventory of existing homes on the market, while local residential and commercial vacancy rates were found to have increased, as well as the inventory of new homes on the market.  Management’s analysis of the loan portfolio and pertinent economic conditions resulted in a determination of the allowance for loan losses for collectively-evaluated loans of $7,746, with an unallocated reserve of $49 as of December 31, 2012.  The collectively-evaluated reserve at December 31, 2011 was $6,824, while the unallocated reserve was $121.  Individually-evaluated impaired loans are valued using the appraised value of the underlying collateral or the present value of cash flows for each loan.  Valuation procedures for impaired loans resulted in a required reserve for impaired loans of $554 at December 31, 2012, and $1,123 at December 31, 2011.  The total required reserves of $8,349 as of December 31, 2012 and $8,068 as of December 31, 2011 indicated provision charges for loan losses of $3,134 for the twelve months ended December 31, 2012 and $2,949 for the twelve months ended December 31, 2011.

ATTACHMENT #8

Loans

The Company, through its banking subsidiary, provides mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans, particularly commercial mortgages. The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Company’s market area.

The Company’s loans are grouped into six segments: real estate construction, consumer real estate, commercial real estate, commercial non real estate, public sector and IDA, and consumer non real estate.  Each segment is subject to certain risks that influence the establishment of pricing, loan structures, approval requirements, reserves, and ongoing credit management.

Real estate construction loans are subject to general risks from changing commercial building and housing market trends and economic conditions that may impact demand for completed properties and the costs of completion.  Completed properties that do not sell or become leased within originally expected timeframes may impact the borrower’s ability to service the debt.  Risks specific to the borrower are also evaluated, including previous repayment history, debt service ability, and current and projected loan-to value ratios for the collateral.

The credit quality of consumer real estate is subject to risks associated with the borrower’s repayment ability and collateral value, measured generally by analyzing local unemployment and bankruptcy trends, and local housing market trends.  Risks specific to a borrower are determined by previous repayment history, loan-to-value ratios and debt-to-income ratios.

The commercial real estate segment includes loans secured by multifamily residential real estate, commercial real estate occupied by the owner/borrower, and commercial real estate leased to non-owners. Loans in the commercial real estate segment are impacted by economic risks from changing commercial real estate markets, rental markets for multi-family housing and commercial buildings and local unemployment trends that would impact the businesses housed by the commercial real estate.

Commercial non real estate loans are secured by collateral other than real estate, or are unsecured.  Credit risk for commercial non real estate loans is subject to economic conditions, generally monitored by local business bankruptcy trends, and borrower repayment ability and collateral value (if secured).

Public sector and IDA loans are extended to municipalities and related entities.  Credit risk is based upon the entity’s ability to repay through either a direct obligation or assignment of specific revenues from an enterprise or other economic activity.

Consumer non real estate includes credit cards, automobile and other consumer loans.  Credit cards and certain other consumer loans are unsecured, while collateral is obtained for automobile loans and other consumer loans. Credit risk stems primarily from the borrower’s ability to repay.  If the loan is secured, the company analyzes loan-to value ratios.  All consumer non real estate loans are analyzed for debt-to-income ratios and previous credit history, as well as for general risks for the portfolio, including local unemployment and personal bankruptcy rates.

Risks from delinquency trends and characteristics such as second-lien position and interest-only status, as well as historical charge-off rates, are analyzed for all segments.

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The Company considers multiple factors when determining whether to discontinue accrual of interest on individual loans.  Generally loans are placed in nonaccrual status when collection of interest and/or full principal is considered doubtful.  Interest accrual is discontinued at the time a loan is 90 days delinquent unless the credit is well secured and in the process of collection.  Loans that are not restructured but that are impaired and have an associated impairment loss are placed on nonaccrual unless the borrower is paying as agreed.  Loans that are modified to allow the borrower to discontinue payments of principal or interest for more than 90 days are placed on nonaccrual unless the modification provides reasonable assurance of repayment performance and collateral value supports regular underwriting requirements.  A restructured loan for which impairment measurement does not indicate a loss, and that maintains current status for at least six months may be returned to accrual status. Loans that finance the sale of OREO property that do not meet down payment thresholds are designated nonaccrual.

All interest accrued but not collected for loans that are placed on nonaccrual or for loans charged off is reversed against interest income. The interest received on nonaccrual loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are current; future payments are reasonably assured; and for loans that financed the sale of OREO property, loan-to-value thresholds are met. The Company reviews nonaccrual loans on an individual loan basis to determine whether future payments are reasonably assured.  In order for this criteria to be satisfied, the Company’s evaluation must determine that the underlying cause of the original delinquency or weakness that indicated nonaccrual status has been resolved, such as receipt of new guarantees, increased cash flows that cover the debt service or other resolution.

A loan is considered past due when a payment of principal and/or interest is due but not paid.  Credit card payments not received within 30 days after the statement date, real estate loan payments not received within the payment cycle; and all other non-real estate secured loans for which payment is not made within 30 days of the payment due date are considered 30 days past due.  Management closely monitors past due loans in timeframes of 30-59 days past due, 60-89 days past due and 90 or more days past due.